Digital Direct IR, Inc.

A New York C Corporation
http://www.ir3inc.com

$450,000 MAXIMUM OFFERING
$10,000 MINIMUM OFFERING

OFFERING PRICE: $50 per Share
Common Equity Offered
$100 MINIMUM INVESTMENT

REGULATION CROWDFUNDING OFFERING

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. PLEASE REVIEW ALL RISK FACTORS CONTAINED IN THIS OFFERING MATERIAL.

GrowthFountain Capital LLC is acting as the funding portal in this offering of securities in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)). To participate in this offering, you must open an account at www.GrowthFountain.com.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document, or the completeness of any information contained herein or listed with the funding portal. These securities are being offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. GrowthFountain Capital LLC and its affiliates are not making any investment recommendation in connection with making this offering material available to you.

The date of this offering material being listed on the funding portal at www.GrowthFountain.com is Wed Sep 13 2017 11:01:32 GMT-0400 (Eastern Daylight Time)

OVERVIEW INFORMATION

Issuer Information
Name of issuer:
Digital Direct IR, Inc.
Entity Form:
C Corporation
Jurisdiction of Organization:
New York
Date of Organization:
1998-01-01
Physical address:
61-21 183rd Street Fresh Meadows New York 11365-2114
Website address:
http://www.ir3inc.com
Intermediary Information
Intermediary:
GrowthFountain Capital, LLC
CIK Number:
0001668506
SEC File Number:
007-00028
CRD Number:
283380
Funding Portal Address:
www.GrowthFountain.com
Compensation to Intermediary:
6% of the closing amount raised + pass-through and registration fees
Ownership interest by Intermediary:
None
The Security Offering
Type of security offered:
Common Equity
Voting rights:
No
Minimum target number of securities being offered:
200
Price of security:

$50
Minimum target amount of offering:
$10,000
Oversubscription allowed:
Yes
Allocation method of oversubscription:
First Come First Serve
Maximum amount of offering:
$450,000
Deadline to reach target amount:
180 days from filing date

INTRODUCTORY NOTICES

Offering Made Pursuant To Regulation Crowdfunding
This offering material, including all the exhibits attached hereto (collectively, the "Material") describes the terms relating to an offer and sale of securities to qualified investors consistent with the rules and regulations of Regulation Crowdfunding (17 CFR §227). Digital Direct IR, Inc. , a New York C Corporation (the "Company"), is offering up to **9,000** shares of Common Equity (the "Shares") at an offering price of $50 per Share for a maximum aggregate offering price of $450,000.
The Company has established a minimum offering of at least **200** Shares for a minimum aggregate offering price of $10,000 (the "Offering"). If the sum of the investment commitments does not equal or exceed this minimum target amount at the Offering deadline, no securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned, less any fees incurred, without accrued interest. There can be no assurance that the minimum number of the Shares offered will be subscribed for and therefore there is no guarantee that this Offering will be completed. The minimum subscription by an investor is a $100 investment. Each investor interested in participating in this Offering must register at www.GrowthFountain.com. The website GrowthFountain.com (the "Platform") is operated by GrowthFountain Capital LLC (the "Intermediary") which is registered with the U.S. Securities Exchange Commission (the "SEC") as a funding portal and is also a member of the Financial Industry Regulatory Authority (

"FINRA"). The Intermediary is the exclusive listing agent and funding portal for this Offering and is acting in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)).

Crowdfunding Investments Are Risky

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The securities being offered in this Offering are not insured by the Federal Deposit Insurance Corporation, are not guaranteed by any bank and may lose their entire value. The securities being offered will have transfer restrictions during the one-year period beginning when the Shares are issued. In addition, there is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

This Material contains significant additional disclosure of investment risks to be reviewed by each potential investor. Each investor should review all of the risks related to this Offering prior to making a commitment to invest in the Shares.

No Investment Advice is Being Provided

This Material contains statements by the Company which have not been independently verified. The Intermediary has not performed an independent assessment of any of these statements and the Intermediary is not providing any investment advice in connection with making this Material available on its Platform.

Some of the Company's statements in this Material may be forward-looking. Projections relating to the Company's future performance are subject to a high degree of uncertainty. Actual results can be expected to vary from the results projected and such variances may be material. Prospective investors must not to construe the contents of this Material as legal, business, tax or investment advice. Each investor in any securities should consult their own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning this Offering.

These securities have not been recommended or reviewed by any federal or state securities commission or regulatory authority and these authorities have not passed upon the accuracy or adequacy of this Material. FINRA and the SEC do not pass upon the merits of any securities offered and they are not providing any endorsement or investment advice related to this Offering. The Shares are being offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration. There may be a risk that the Shares will fail to qualify for this exemption due to actions taken by the Company that are not properly disclosed. The Intermediary has not investigated or verified the information provided by the Company and neither has any regulatory authority, so each investor must perform their own assessment of the information contained in the Material prior to relying on the Company for its completeness and accuracy.

Changes Are Possible In Certain Circumstances
The Company reserves the right to modify any of the terms of the Offering at any time before the Offering closes. However, if any material changes are made, each investor will be notified and will be required to reconfirm their investment commitment within 5 days of such notice or their entire investment commitment shall be cancelled. Investors are also given the right to terminate an investment at any time prior to 48 hours from a notified closing date. Additional details on the procedures involved with this Offering are contained later in this Material. Additional information relating to this Offering, including communication channels allowing investors to pose questions and receive answers, is available through the Intermediary on the Platform at https://growthfountain.com/digitaldirectir

Multiple Closings
If the Company reaches the target amount prior to the Offering deadline and the Offering has been listed for a minimum of twenty-one (21) days, the Company reserves the right to conduct early (and potentially multiple early) closings. In so doing, the Company will provide notice to investors concerning the new offering deadline five business days prior to closing.

DESCRIPTION OF THE ISSUER'S BUSINESS

The Company
Digital Direct IR, Inc. , was organized on 1998-01-01 , as a New York C Corporation The Company's headquarters is located 61-21 183rd Street Fresh Meadows New York 11365-2114 . The Company's website is http://www.ir3inc.com .

Business Overview
Digital Direct IR, Inc. is in several of the highest growth industries including healthcare, safety and environmental protection.

Our products will not only serve tens of thousands of people, but will save thousands of lives. Our technology will jumpstart the next generation ingestible pill cameras which will be able to detect tumors in the GI tract at a much earlier stage. Our sensors in the automotive market will provide extra situational awareness in darkness, fog, rain, snow and smoke and will be required in autonomous vehicles. Our SIDS product will allow thousands of families to rest better knowing their babies are protected by our non-invasive child monitor.

We will help protect the environment by detecting gas leaks from pipelines and underground storage. We will also allow businesses and homeowners to find leaks in roofs or building siding where heat or air conditioning can escape.

.
Digital Direct IR, Inc. expect to accomplish several key milestones with this funding.

First, we expect to take our existing design into a fabrication facility and produce a working pixel detector. It is our intention to then optimize it and create an IR imager. We further expect to produce a curved IR
array, which will be an industry first.

The company will also use a portion of the proceeds on a phase 1 study of our ingestible IR pill camera technology, which will enable us to demonstrate the efficacy of our technology.

Finally, we will use a portion of the proceeds for additional patent filings and for working capital.

Business Plan
Please refer to the copy of the Company's business plan which is attached as Exhibit A hereto.
Digital Direct IR, Inc. is a New York based company that has developed a technology platform around thermal camera and the specialty lenses required for infrared imaging. Our technology can be used in multiple industry verticals including safety and security, first responders (i.e. firemen and police), healthcare, automotive and mitigating SIDS.

We have designed and patented multiple key technologies. We have been issued the key patents for our camera detector technology as well as for our innovative lens. In addition, we have patents based on our 360o ring array lens design, our multi-spectrum camera and curved array.

Our value proposition is compelling to our customers. Our design is very robust so it will enable us to deliver products in a variety of form factors including array shapes and configurations. In addition, we expect our cameras will be priced 30% to 50% lower than comparable products. Additionally, we intend to manufacture a triple spectrum camera (near IR, Mid IR and Far IR) from one camera and one lens; something that has never been done. Finally, our images are direct-to-digital and therefore avoid serious signal loss associated with analog equipment.

Our team consists of experts in technology, finance and intellectual property. We also expect to partner in a number of our markets with established companies who will bolster our distribution capabilities.

MANAGEMENT & MATERIAL PERSONS

Specific biographical information on each of the Company's officers and members of its Board of Directors of is attached as Exhibit C. Exhibit C contains information on the last three years of employment and supplements the information summarized below. The Company has confirmed that no officer, director or 20% shareholder would cause a violation of Rule 503(a) of the Crowdfunding Regulations (17 CFR §227.503).

Number of Total Employees
Full time employees: 1
Part time employees: 3

Officers

The following information has been provided by the Company as true and correct regarding each of the Company's officers. For purposes of this Form C, the term "officer" means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Officer Name	Tenure	Title and Responsibilities
Peter Kaufman	2007-01-01	CEO PFO PAO Controller

Board of Directors
The following information has been provided by the Company as true and correct regarding each of the Company's directors (and any person performing a similar function):

Director Name	Dates of Board Service (Year Begin)	Principal Occupation + Employer & Start Date
Peter Kaufman	2007-01-01	President, Digital Direct IR, Inc. Hardware and IP development 2007-01-01
Howard Carpenter	2007-01-01	Retired Retired 2007-01-01

20% Holders
The following information has been provided by the Company as true and correct regarding each person who owns twenty percent (20%) or more of the Company's outstanding voting equity securities calculated on the basis of voting power.

Name of Holder	Class of Securities	Number Held	% of Voting Power
Peter Kaufman	Common	39500	39
Howard Carpenter	Common	39500	39

The Company has confirmed that the information above is accurate for the period spanning 120 days prior to the date of filing of this Material. For any calculation above of total voting power, all securities are included for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned." For any calculation of outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities converted.

Related Party Transactions

The Company is disclosing certain related party transactions below arising from any of the transactions occurring in the Company's last fiscal year. As used here, the term "related party" includes: (1) any director or officer of the Company; (2) any person who is, as of the most recent practicable date, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (3) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (4) any immediate family member of any of the foregoing persons. Only those transactions are listed in which the related party had or is expected to have a direct or indirect material interest in such transaction, and the list includes transactions with entities under common control with the issuer. As used here, the term "transaction" includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. Where it is not practicable to state the approximate amount of the interest, the amount involved in the transaction has been approximated.

Those transactions with a related party having a direct or indirect material interest:

Specified Person	Relationship To Issuer	Nature of Transaction	Amount of Interest
Peter Kaufman and Howard Carpenter	CEO and Director	Corporate Loan to the company	$100,000

The term "immediate family member" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

PROCEDURE FOR PURCHASING SECURITIES

Minimum Commitment and Closing Date
To participate in this Offering, each investor must purchase securities in a minimum dollar amount equal to $100 . The securities are being offered until [Mon Mar 12 2018 11:01:32], unless notice is provided to investors at least five (5) business days prior to any change in such date. The Company reserves the right to change the closing date with such notice and with a minimum twenty-one (21) day period in which to carry out the offering.

Account Opening Requirement
If a potential investor is interested in participating in the Offering, such investor must first open an account with the Intermediary by registering at www.GrowthFountain.com. During such registration process, the Intermediary may request financial information to determine investor's eligibility and may require the acceptance of certain terms and conditions applicable to investor's use of the Platform. In addition, prior to communicating any investment commitment, each investor must (a) consent to electronic delivery of materials, (b) provide a representation that such investor has reviewed the educational material available from the Intermediary delivered pursuant to Rule 302 of Regulation Crowdfunding, (c) provide a representation that such investor understands that the entire investment amount may be lost and that such investor could bear such loss, (d) complete a questionnaire demonstrating such investor's understanding that there are limitations on cancelling an investment commitment and that it may be difficult to resell securities acquired in this Offering. Each potential investor is subject to investment limitations established by the Securities Act (15 USC 77d(a)(6)(B)) and Regulation Crowdfunding (17 CFR 227.100(a)(2)).

Offering Process After Registration
Each Offering is listed on the Platform for a minimum of twenty-one (21) days and the Offering period may extend beyond such twenty-one days if set forth in the Material or each investor is properly notified. During that period (or later if the investor is notified of a

change), the Company must aggregate investor commitments that are equal to or greater than the Offering minimum target amount. The process generally involves the following steps: (1) an investor registered on the Platform identifies a desired offering and communicates an investment commitment to purchase securities in such offering by completing a subscription agreement; (2) the Intermediary confirms the investor's eligibility to participate in the Offering; (3) the investor transfers the funds required to purchase the offered securities to the Intermediary's designated third-party FDIC insured depository (4) once the targeted minimum offering amount is achieved or exceeded through investor commitments collectively, the issuer would be able to close the transaction on the original target closing date or an earlier date with at least five business days prior notice to the investors; and (5) the subscription agreement will be countersigned by the issuer; and (6) the funds would be released by the third-party depository to the issuer, less any required fees sent to the Intermediary, and the issuer would issue the securities to the investor.

Multiple Closings

If the Company reached the target amount prior to the Offering deadline and the Offering has been listed for a minimum of twenty-one (21) days, the Company reserves the right to conduct early (and potentially multiple early) closings. In so doing, the Company will provide notice to investors concerning the new offering deadline five business days prior to closing.

506(c) Offering

The Company reserves the right to conduct a Rule 506(c) Offering during or after the Regulation Crowdfunding Offering.

Method for Investor Cancellation of a Commitment

Investors may cancel an investment commitment at any time up until forty-eight (48) hours prior to the applicable closing date. The process for any such cancellation is for the investor to log onto the Platform and indicate a cancellation by selecting such option in connection with the applicable offering once they have logged into their account and accessed their investor dashboard. With respect to specific scenarios: (1) if the target minimum offering amount is not met prior to the target closing date, then the Intermediary will automatically cancel all investment commitments and notify each investor of the return of their respective funds, (2) if the issuer reaches the target minimum offering amount prior to the deadline identified in the offering materials, then it may close the offering early (if it provides notice about the new offering deadline at least five business days prior to such new offering deadline) provided that the investor would be able to cancel the investment commitment before the 48-hour period prior to the new offering deadline, (3) if the issuer notifies the investor of a material change to an offering, then the investor must reconfirm their investment commitment after the material change is made to the offering, or such investor's investment commitment will be cancelled and the committed funds will be returned. In any situation where a return of investor commitments is triggered, such funds will be returned without any accrued interest and less any fees incurred.

Method for Delivering the Securities

The issuer will record all investments in book entry form so that no certificates would be delivered. The fully executed Subscription and Purchase Agreement relating to the Offering will serve as a written record of the transaction and will be available on the Platform via the investor dashboard. The investor will also receive email confirmation of the successful closing of the Offering, which will confirm the number of securities purchased and the amount paid. The delivery of the purchased securities and any payments or distributions relating thereto may be dependent and conditioned upon the investor providing correct and up-to-date contact and tax-related information, including without limitation, the following as requested: an up-to-date email delivery address, an up-to-date physical delivery address and an accurate social security number.

Use of Third Party Services

Each investor commitment made in connection with the completion of a Subscription Agreement will be held in a depository account maintained for the benefit of investors. The Intermediary will not hold any investor funds or issuer securities in connection with this Offering.

Use of Communication Channel

The Intermediary makes available on the Platform certain communication channels by which registered users can communicate with representatives of the Company. While any person can view the postings made within the communication channel, only registered users can post questions or comments. Investors have the opportunity to use the communication channels in connection with their evaluation of the securities in this Offering to support their diligence effort and to clarify any information provided in the Material. The Intermediary is not serving as an agent or representative of the Company in connection with the operation of the communication channels and is not providing any investment advice through the communication channels. All promoters and representatives of the Company participating in the communication channels on the Platform are required to disclose their relationship with the Company.

Intermediary Compensation

The Intermediary will be compensated a dollar amount equal to 6% of the total Offering amount if the Offering is successfully completed and closed. Such compensation is paid only if the Company's total Offering proceeds meet or exceed the target minimum offering amount indicated in this Material. Additionally, the Company reimburses the Intermediary for certain fees that the Intermediary passes through to the Company, such as the costs related to performing background checks and establishing an FBO Account. These fees are one-time fees and are not dependent on the success of the Offering. In total, the Intermediary will receive, directly or indirectly, a dollar amount equal to the sum of all the following: (a) a transaction fee equal to 6% of the total amount of monies raised in the Offering for the purchase of securities offered by the Company, payable upon success, (b) a registration and processing fee equal to $500 payable upon registration, and (c) a participation fee equal to $10 committed to by the investor. Participation fees that are attributable to each investor are not included in any calculation of total Offering amount.

Conditional Commitment

Purchase of the securities offered in this Offering shall be made pursuant to the execution of a Subscription Agreement available on the Platform, which contains, among other things, certain representations, warranties and covenants. The Company must secure investor commitments that equal or exceed the minimum target amount for the Offering prior to the applicable closing date, or the Offering will be canceled and investor funds committed in connection with the Offering will be returned. An investor commitment is conditional after being made, but only up until the time that is 48 hours before the applicable closing date. For the 48-hour period prior to the applicable closing date, investor commitments may not be cancelled by the investor but in certain circumstances may still be returned (e.g. if the target minimum amount is not met). As a reminder, investors are required to reconfirm their investment commitment after receiving notice of a material change to the Offering. If an investor takes no action to reconfirm the investment commitment after the Company notifies the investor of a material change, the commitment will be cancelled and funds relating to that Offering returned, less any fees incurred, without any accrued interest.

Jurisdictional Coverage
Jurisdictions in which the issuer intends to offer the securities include the following: AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, WA, WV, WI, WY, PR, GU, VI, NMI, AS
Canadian Jurisdictions: AB, BC, MB, NB, NL, NS, ON, PE, QC, SK, YT, Canada [Federal Level]

CAPITAL STRUCTURE OF THE ISSUER

Description of the Issuer's Existing Securities
The outstanding and authorized amounts of the Company's existing securities are identified in the table below. Please note that the Company has indicated that this table includes (a) all instruments that could convert into securities such as convertible debt, (b) securities that are reserved for issuance upon exercise or conversion such as an option plan and (c) any other instruments that could be expected to impact the capitalization of the Company.

Class of Security	# Authorized	# Outstanding	Voting Rights
Common Stock	$1,000,000	$101,175	Yes
Options	$8,500	$8,500	No
Debt	$150,000	$150,000	No
Debt	$100,000	$100,000	No

Description of Securities, Material Terms and Other Rights:
Common Stock : Common stock
Options : Option pool
Debt : This is convertible debt. It converts when the company completes an equity offering of $200,000 or greater. This debt accrues interest at a 10% annual rate. This debt converts at a 20% discount to the equity valuation.
Debt : This is debt owed to the two co-founders, Peter Kaufman and Howard Carpenter. It has a 4% interest rate and accrues.

DESCRIPTION OF SECURITIES OFFERED

General Terms
The type of security being offered is non-voting shares of our common stock. This means purchasers of the Shares will have no voting rights whatsoever. Each investor is responsible for understanding the Company's governing documents and can use the communication channels on the Platform to request clarification or additional information.

Common Stock
The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Common Stock set forth in the Company's charter documents as well as the terms of the Subscription Agreement. The securities in this Offering are non-voting common stock. Dividends upon the capital stock of the Company, if any, subject to the provisions of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. The Company does not anticipate issuing any dividends in the near term.

Voting Rights and Limitations
The Shares have no voting rights and will be excluded from all voting. Additionally, the Shares have no liquidation or preference rights. The rights of shareholders may be modified by a change to the Company's governing documents.

Restrictions on Transfer of Shares
Consistent with Subpart E of Regulation Crowdfunding (17 CFR 501), securities issued in this Offering pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to a limited group including (a) to the Company, (b) to an accredited investor, (c) as part of an offering registered with the SEC, or (d) to a family member, trust or equivalent. In connection with any participation in this Offering, each potential investor may be required to agree not to dispose of or otherwise sell or transfer any of the Shares, until there is in effect a registration statement under the Securities Act covering such proposed disposition or if such disposition will not require registration under the Securities Act.

Distinguishing the Securities

Ability of one class of security to materially limit, dilute or qualify the rights of another class:

The securities being offered cannot be limited or diluted by the outstanding securities issued by the company.

Ability for the rights of the securities being offered to be modified:

The terms of the securities may be modified in the case that the company decides to accept capital in excess of the maximum amount listed in the offering.

Any additional risks:

The company will most likely have to raise additional fund in excess of the monies raised in this round. The company believes it requires a minimum of $2 million of funding to bring its first product to market. There can be no guarantees that this capital will be raised. Furthermore, there can be no guarantees that the company will be able to receive up front or ongoing royalty payments.

Valuation of the Securities

The offering price of the securities in this Offering has been established by the Company and does not necessarily bear any specific relation to the assets, book value or potential earnings of the Company or any other recognized criteria of value. The Shares have not been registered under the Securities Exchange Act of 1934 and have not been traded or quoted on any exchange or quotation system. There is no public market in which shareholders may sell their Shares, and there can be no assurance given that such a market will ever develop. The securities offered hereby are restricted by law and the ability to transfer and interests in the Shares is severely limited.

Method by which the offered securities are valued:

To value the company, we used a combination of (i) a discounted cash flow analysis, (ii) a comparison of other A round technology financings, (iii) a multiple of invested capital and (iv) a valuation of the awarded patents.

USE OF PROCEEDS

The Company intends to apply the proceeds of this Offering substantially as set forth herein, subject to reallocation by management as it deems in the best interests of the Company. The actual use of proceeds of this Offering is subject to the discretion of management and the board of directors, and may include general corporate purposes.

The use of proceeds includes (i) development to fabricate and optimize our core technology, (ii) expenses related to filing and maintaining our patents and intellectual property and (iii) working capital and overhead. Any excess proceeds will be used to further enhance the technology and possibly design a curved pixel array. We may also use proceeds to hire a business development associate and or VP of operations and manufacturing.

The following table reflects our anticipated estimated use of proceeds:

	MINIMUM RAISE ACHIEVED		MAXIMUM RAISE ACHIEVED	
Category	**Estimated Dollar Amount**	**Percentage of Proceeds**	**Estimated Dollar Amount**	**Percentage of Proceeds**
Total Proceeds	$10,000		$450,000	
Commissions and Broker Expenses	600	6.00%	27000	6.00%
Misc. Offering Costs (Legal)	$250	2.50%	$250	0.06%
Misc. Offering Costs (Marketing)	$0	0.00%	$0	0.00%
Misc. Offering Costs (Admin)	$0	0.00%	$0	0.00%
Less: Offering Expenses	$2,050	20.50%	$27,250	6.06%
Salaries, Benefits and Wages	$0	0.00%	$145,000	32.22%

Product Development	$8,150	81.50%	$250,000	55.56%
Marketing	$0	0.00%	$0	0.00%
Operations (Data, Hosting, Fees)	$0	0.00%	$0	0.00%
Travel, Conferences and Events	$0	0.00%	$0	0.00%
Patents	$1,000	10.00%	$27,750	6.17%
Total Use of Net Proceeds	$9,150	91.50%	$422,750	93.94%

FINANCIAL CONDITION

References to the future financial condition of the Company may contain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties related to government regulation, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this Material. For purposes of this section, any reference to the Company includes its predecessors, if any. The Company's actual results may differ materially from those discussed herein.

Prior Operating History
The following describes the operating history of the issuer with a focus on whether historical results and cash flows are representative of what investors should expect in the future.

	Most Recent Fiscal Year End	Prior Fiscal Year End
Total Assets	$170,032	$110,331
Cash & Cash Equivalents	$2,172	$2,241
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$344,285	$251,510
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0

Results of Operations
The following is a description of the financial condition of the Company, including any items that have had a material impact on the Company, for each year when financial statements are provided. This discussion also includes an identification of any known material changes or trends in the financial condition and results of operations of the Company during any time period subsequent to the period for which financial statements are provided.

The company has developed and patented multiple breakthrough technologies related to thermal imaging and the associated lens or optics. The company has developed a working prototype for its lens product. In addition, the company has finished its first stage of development and has a working software model of its pixel technology which is ready to be tested by fabricating a prototype. The SIDS product requires additional development but has little technology risk as all of the components are off-the-shelf electronics.

Material Indebtedness

The Company has indicated that it currently has outstanding material indebtedness. The general terms of the Company's current and outstanding indebtedness are reflected of the following table:

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Material Terms
Peter Kaufman and Howard Carpenter	$100,000	4 %	2018-12-31	None
Various Individuals	$140,000	10 %	2018-12-31	This debt converts to common equity once the company raises $200,000 of equity (of which approximately $150,000 has been raised to date)

Previous Issuer Offerings
The Company has provided the following list of exempt offerings conducted over the past 3 years:

Maturity Date	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
2015-01-01	Rule 501(a)	Convertible Debt	$150,000	Technology development, patents and working capital
2016-01-01	Rule 501(a)	Common Stock and Warrants	$150,000	Technology development, patents and working capital

Financial Statements
The issuer's financial statements are attached as Exhibit B.
For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years.

CROWDFUNDING RISK FACTORS

An investment in the Company's securities involves substantial risk. Prospective investors should carefully consider the risk factors referred to in this Material. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The Shares have not been recommended or reviewed by any federal or state securities commission or regulatory authority. There is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

Risks from Relying on Issuer Supplied Information
There is the risk that some of the information supplied by the Company may be inaccurate. The management of the Company has provided all of the information stated in this Material without any third party verifying or investigating such information. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward-looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived. It is expected that each prospective investor will pursue their own independent investigation. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.

Risks as a Minority Holder
Purchasers of a minority ownership have risks relating to limited control, limited information and limited rights. Minority owners have no control over the marketability and value of their purchased securities and they may be required to hold onto their minority ownership position for an indefinite period. Additionally, minority owners must address the following risks:
Minority owners have no right to participate in any management decisions of the Company or the day-to-day operations. There is the risk that the majority owners make decisions or

take actions that a minority owner thinks is bad for the Company. A minority owner has limited ability to influence the governance and operations of a Company.

Minority owners have limited rights to information beyond those filings that are required by law to be made available. There is the risk that minority owners may be denied immediate information about the Company's performance or corporate affairs.

Minority owners have limited rights, if any, to demand current distributions from an operating business. Majority owners likely have the right and power to avoid making any distributions of profits at their discretion. There is also the risk that the management of the Company pursues a spending plan that causes the Company not to generate any profits to be distributed.

Minority owners have limited rights, if any, to have their interest bought out. There is the risk that a minority owner will want to sell their interest and they will have no right to force the Company to buy them out. There will also be liquidity risk if there is no secondary market for the Company's securities.

Minority owners have limited input into fundamental corporate changes such as sale of the Company. There is a risk that a sale could be structured in a way to avoid certain payouts to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Minority owners may have interests that are different than shareholder-officers or shareholders that are part of the management team of the Company. There is the risk that minority owners perceive a conflict of interest if, for example, the managers that are shareholders receive a significant raise. Additionally, there is the risk that a minority owner will want to remove a manager or board member but have no independent power to do so.

Risks Regarding Corporate Actions

The Company may take certain corporate actions that could impact investors that purchase the Shares.

Regarding the additional issuances of securities, there is the risk that an investor has their ownership percentage diluted if, for example, the Company decides to raise additional amounts in the future. There is also the risk that an investor is excluded from the opportunity to participate in future fund-raising so that they are unable to maintain their ownership percentage.

Regarding the authorization of new securities with different rights, there is the risk that a future investor is able to obtain rights that are superior to the rights afforded to the purchasers of the security available in this offering.

To the extent that there is ever an offer to repurchase the Shares by the Company, there is the risk that investors may feel pressured to sell their Shares to the Company without fully participating in or capturing the potential increase in value of such Shares.

Regarding a sale of the Company or of assets of the Company, there is the risk that any such transaction fails to maximize the value of the Company's securities. The investor will be required to rely on the business judgement of the management team and the Board of Directors of the Company so there can be no guarantee that the investor will receive the full market value of their Shares

Regarding transactions with related parties, there is the risk that the Company is placed in a position that creates the possibility of a conflict of interest. The Company may choose to participate in transactions with affiliates and related persons, with limited disclosure required to investors.

Risks from an Investment in Securities

This Offering is being made on a conditional basis with no minimum number of Shares guaranteed to be sold. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that the minimum required amount of proceeds will be realized by the Company.

The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with an intention to resell or distribute. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. There is currently no public market for the Company's securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of their investment.

Risks from Uncertain Capital Needs

The Company believes that the net proceeds of the Offering will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

Risks from Relying on an Exemption from Registration
The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

ISSUER-SPECIFIC RISK FACTORS

MARKET AND CUSTOMER RISK FACTORS

As a direct or indirect United States government supplier, we may be subject to a number of procurement rules and regulations

Government contractors must comply with specific procurement regulations and other requirements and are subject to routine audits and investigations by United States Federal, state or local government agencies. In addition, violations of unrelated laws and statutes can lead to debarment and other penalties. If due to our relationships with the government or third parties we are required to comply with procurement rules and regulations and other laws and statutes, and we fail to do so, the results could include: reductions in the value of contracts; contract modifications or termination; the assessment of penalties and fines; and/or suspension or debarment from United States government contracting or subcontracting for a period of time or permanently.

We face risks from international sales and business activities

We anticipate that we will market and sell our products worldwide and international sales will account for a good portion of our revenues. We also anticipate that we will manufacture certain products and subassemblies in Europe and/or Asia, subject to applicable laws and obtaining contracts with third parties. Our international business activities will be subject to a number of risks, including:

- the imposition of and changes to governmental controls;

- restrictions on the export of technology;

- trade restrictions;

- difficulty in collecting receivables;

- inadequate protection of intellectual property;

- labor union activities;

- changes in tariffs and taxes;

- restrictions on repatriation of earnings;

- restriction on the importation and exportation of goods and services;

- failure to comply with anti-bribery and anti-corruption laws;

- difficulties in staffing and managing international operations; and

- political and economic instability.

No assurance can be given that these factors will not have a material adverse effect on our future international sales and operations and, consequently, on our business, financial condition and results of operations.

Our products may suffer from defects or errors leading to substantial product liability, damage or warranty claims

Our products contain new technology and could contain errors or defects due to the manufacturing and/or design process. If any of our products are defective, we might be required to redesign or recall those products or pay substantial damages or warranty claims. Such an event could result in significant expenses including expenses arising from product liability and warranty claims, disrupt sales and affect our reputation and that of our products, which could have a material adverse effect on our business, financial condition and results of operations. As we expand our presence into new markets, we may face increased exposure to product liability claims. We will need to obtain product liability insurance but cannot be certain that it will be sufficient or will be available on acceptable terms. We have not researched the viability of obtaining such insurance.

Our future success will depend on our ability to respond to the rapid other technological change in the markets in which we compete, our ability to introduce new or enhanced products and enter into new markets

The markets in which we compete are characterized by technological developments and new product introductions, enhancements and modifications (which can occur over time or rapidly as new technologies are conceived). Our ability to develop new products and technologies that anticipate changing customer requirements, reduce costs and otherwise retain or enhance our competitive position in existing and new markets will be an important factor in our future results from operations. We will continue to need to make capital expenditures and incur research and development costs to improve our manufacturing capability, reduce costs, and develop and introduce new products and enhancements. If we fail to develop and introduce new products and technologies in a timely manner, our business, financial condition and results of operations would be adversely affected. In addition, we cannot be certain that our new products and technologies will be successful or that customers will accept any of our new products.

FINANCIAL RISK FACTORS

Outstanding Debt

The Company previously issued convertible promissory notes with an accrued value of $202,162 as of 12/31/16, which notes mature on December 31, 2018. The notes automatically convert into shares of capital stock if the Company consummates a transaction whereby the Company raises at least $200,000 from the sale of common stock or securities exercisable into common stock on or before such date. If you invest in the Company and the Company fails to raise the $200,000 by December 31st, it is possible that the holders of the promissory notes bring claims against the Company for default under the notes and therefore your investment can be at risk. Additionally, an independent contractor who previously acquired a note asserted claims against the Company for the return of her loan and alleged unpaid amounts for her services. If she were not to be paid, then the Company anticipates that she would seek to foreclose on the note. As a creditor, she could obtain a judgment and use legal remedies to enforce her rights. The Company anticipates paying that note whether or not the balance of the notes will be converted into shares of common stock.

Concurrent Private Equity Offering

While this offering in taking place, the Company expects to continue to raise money through the sale of equity in a private offering available only to accredited investors. The Company may opt to take additional capital from investors or may opt to close the private offering. The terms of the private offering -- including price and inducements, such as attached warrants -- may differ materially from this offering.

The company may issue additional debt or convertible debt concurrent with this offering at the Company's sole discretion.

OPERATIONAL RISK FACTORS

We have a limited operating history upon which you can evaluate our performance.

The Company was formed in 1998 but has had limited revenues to date upon which an evaluation of its prospects can be based. Its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by small companies seeking to develop new technologies. To address these risks the Company must, among other things, continue to attract investment capital, respond to competitive factors, attract, retain and motivate qualified personnel and commercialize its products and services. No assurance can be given that the Company will be successful in doing so.

We plan to implement new lines of business or offer new products and service.

Our growth may place significant demands on our management, which consists mainly of Peter Kaufman, the inventor of our technology. Our ability to manage our growth will require us to continue to implement and improve our operational, financial and management systems and to identify, retain, motivate and effectively manage a workforce that is necessary and that may rapidly expand. There can be no assurance that we can manage that growth moving forward. If we are unable to effectively manage any of these variables, the quality of our products, our ability to attract and/or retain key personnel and results of operations would be materially and adversely affected. No assurance can be given that we will grow or be successful in managing any growth or attracting new employees.

If the Company fails to achieve certain operational goals it may incur significant losses and there can be no assurance that the Company will become a profitable business.

Purchasing the Stock is highly speculative and involves significant risk. The Stock should not be purchased by any person who cannot afford to lose their entire investment. Our business objectives are also speculative, and it is possible that we would be unable to accomplish them. Investors may be unable to realize a substantial or any return on their purchase of the Stock and may lose their entire investment. For this reason, each Investor should review all pertinent documents carefully, and consult with their attorney, business and/or investment advisor.

Incidents of hacking, identity theft, cyberterrorism or climate change may adversely impact our operations.

Our business operations may at times be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The U.S. government has issued public warnings that indicate that such business information technology might be susceptible to cyber security threats, including hacking, identity theft and acts of cyberterrorism. Additionally, our critical systems may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems, whether man made or acts of nature. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. As cyber incidents continue to evolve and as severe weather related events become more extreme, we may be required to expend additional resources to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

In the regular course of business as a direct or indirect United States government contractor, we anticipate that we will face certain security threats and technology disruptions, including threats to our information technology infrastructure, attempts to gain access to our or our customers' proprietary or classified information, threats to the physical security of our manufacturing facilities and employees, threats of terrorism events and failures of our technology tools and systems. In addition, we may be subject to laws and rules issued by various agencies concerning safeguarding and maintaining infrastructure and physical security and information confidentiality. Our information technology networks and related systems will be critical to the operation of our business and essential to our ability to successfully perform day-to-day operations. In particular, cybersecurity threats-which include, but are not limited to, computer viruses, spyware and malware, attempts to access information, denial of service attacks and other electronic security breaches-are persistent and evolve quickly. Such threats have increased in frequency, scope and potential impact in recent years. Further, a variety of technological tools and systems, including both company-owned information technology and technological services provided by outside parties, support our critical functions. These technologies are subject to failure and the user's inability to have such technologies properly supported, updated, expanded or integrated into other technologies. Accordingly, we will need to invest in highly skilled information technology resources to appropriately identify and deter threats and monitor and mitigate potential risks. We will need to maintain information security policies and procedures for managing all systems. There can be no assurance that such actions will be sufficient to prevent disruptions to critical systems, unauthorized release of confidential information or corruption of data.

Certain future relationships have not been established and existing relationships are not guaranteed to endure.

The Company has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to investors could be adversely affected.

Because we are a start-up, we anticipate that most of our revenues will be derived from a few customers. At this time, we do not have any customers.

We may experience defects and system failures which would harm our business and reputation and expose us to potential liability.

We may encounter delays when developing new products and services. Alternatively, any new products and services may in the future contain undetected errors or defects when first introduced. Defects, errors or delays in development of our products or services could result in an interruption of business operations; a delay in market acceptance; additional development and remediation costs; diversion of technical and other resources; a loss of customers; negative publicity; or exposure to liability claims. Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations, or could cause our business to fail.

Our industry is subject to changes in technology, which may result in unexpected obsolescence or impairment of our assets. In addition, if and when we maintain inventory and/or own machinery and equipment, such items may experience impairment in their value as a result of such events as the introduction of new products, changes in technology or changes in customer demand patterns.

Our advertising and marketing efforts may be costly and may not achieve desired results.

Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

Because we are a start-up, we anticipate that most of our revenues will be derived from a few customers. At this time, we do not have any customers.

COMPETITIVE RISK FACTORS

The development and commercialization of our services is highly competitive.

Many of our competitors have significantly greater financial, technical and human resources than we have. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position.

Competition in the markets for our products is intense. The speed with which companies can identify new applications for thermal imaging, develop products to meet those needs and supply commercial quantities at low prices to the market are important competitive factors. We believe the principal competitive factors in our markets are product performance, price, customer service and training, product reputation, and effective marketing and sales efforts. Most of our competitors have greater financial, technical, research and development, and marketing resources than we do. All of these factors, as well as the potential for increased competition from new market entrants, require us to continue to invest in, and focus on, research and development and new product innovation. No assurance can be given that we will be able to compete effectively in the future and a failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Many of our competitors have greater brand recognition and more extensive resources.

This may place us at a disadvantage in responding to our competitors' pricing strategies, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities and devote greater resources to marketing and sale of their offerings. These competitors may limit our opportunity to acquire customers and facilitate business arrangements. There is no certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

In addition, the company may be at a disadvantage compared to competitors given is smaller size, scale, access to capital and or access to R&D personnel.

The Company may not be able to create and maintain a competitive advantage.

The demand for our products or services may change and we may have difficulty maintaining a competitive advantage within our market. The Company's success could depend on the ability of management to respond to changing situations, standards and customer needs on a timely and cost-effective basis. In addition, any failure by the management to anticipate or respond adequately to changes in customer preferences and demand could have a material adverse effect on our financial condition, operating results and cash flow.

Our ability to compete successfully and achieve future revenue growth depends, in part, on our ability to protect our proprietary technology and operate without infringing the rights of others. To accomplish this, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements and contractual provisions to protect our proprietary rights. Many of our proprietary rights are held in confidence as trade secrets and are not covered by patents, making them more difficult to protect. Although we currently hold a patent covering certain aspects of our technologies and products, and we are actively pursuing additional patents, we cannot be certain that we will obtain additional patents or trademarks on our technology, products and trade names. Furthermore, we cannot be certain that our patents or trademarks will not be challenged or circumvented by our competitors or that measures taken by us to protect our proprietary rights will adequately deter their misappropriation or disclosure. Any failure by us to meaningfully protect our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Moreover, because intellectual property does not necessarily prevent our competitors from entering the markets we serve, there can be no assurance that we will be able to maintain our competitive advantage or that our competitors will not develop capabilities equal or superior to ours.

New competitors may enter our market in a manner that could make it difficult to differentiate our Company.

While the Company is aware of certain competitors in the market, there is the possibility that new competitors may enter and that they may be better funded. To the extent that the market becomes more crowded, this may make it more difficult for us to differentiate our value proposition or to get in front of right partners and customers. It may be difficult to compete with new entrants if there is pricing pressure or changes in market demand. The Company may also have a hard time competing against companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets.

Competition in the markets for our products is intense. The speed with which companies can identify new applications for thermal imaging, develop products to meet those needs and supply commercial quantities at low prices to the market are important competitive factors. We believe the principal competitive factors in our markets are product performance, price, customer service and training, product reputation, and effective marketing and sales efforts. Most of our competitors have greater financial, technical, research and development, and marketing resources than we do. All of these factors, as well as the potential for increased competition from new market entrants, require us to continue to invest in, and focus on, research and development and new product innovation. No assurance can be given that we will be able to compete effectively in the future and a failure to do so could have a material adverse effect on our business, financial condition and results of operations.

PERSONNEL AND THIRD-PARTY RISK FACTORS

Our company may be unable to retain senior personnel.

We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk.

Our operations depend almost exclusively on the performance and continued service of Peter Kaufman, and to some extent, Howard Carpenter. The business, its operations and strategy are derived from inventions developed by Mr. Kaufman, and Mr. Carpenter has been actively engaged in the business since inception. The loss of either of their services would adversely affect our ability to effectively pursue our business strategy and would most likely result in the loss of your investment. We do not maintain key man life insurance on either of them. Moreover, Mr. Kaufman is 65 and Mr. Carpenter is 85 years old and their continued service is subject to each of them having the ability to continue to devote their time to the Company, including based on their health. We do not have any other employees as this time, although we do rely on the advice of third party advisors. We have sought to retain the services of a number of persons over the past several years on an ongoing basis to assist with Company needs, but those relationships have either ended after a short period of time, or we were not able compensate those persons in accordance with their requests. Without additional assistance from third parties, the Company may not be able to raise additional capital; meet planned business strategies and develop a viable commercial product.

In order for the Company to compete and grow, it must attract, recruit and develop the new personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Hiring key research, operational, business development and managerial personnel may be difficult and hinder the company's growth.

Although dependent on certain key personnel, the Company does not have any life insurance policies on any such individuals.

While the Company is dependent on key personnel in order to conduct its operations, and execute its business plan, the Company has not purchased any insurance policies with respect to the death or disability of those individuals. Therefore, in the event that any of the Company's employees die or become disabled, the Company will not receive any insurance proceeds as compensation for such person's absence. The loss of such person could negatively affect the Company and its operations. There can be no assurances that the company will have insurance policies on key personnel in the future.

The Company relies on third-parties over which the Company has little control; third party failures could negatively affect the Company's business.

While the Company intends to implement rigorous standards in selecting third party relationships and vendors, if a third-party fails to meet its obligations or provide the products or services required by the Company, the Company's operations and reputation may suffer.

Government contractors must comply with specific procurement regulations and other requirements and are subject to routine audits and investigations by United States Federal, state or local government agencies. In addition, violations of unrelated laws and statutes can lead to debarment and other penalties. If due to our relationships with the government or third parties we are required to comply with procurement rules and regulations and other laws and statutes, and we fail to do so, the results could include: reductions in the value of contracts; contract modifications or termination; the assessment of penalties and fines; and/or suspension or debarment from United States government contracting or subcontracting for a period of time or permanently.

We outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If our third party services were interrupted and we were not able to find alternate third-party providers, we could experience disruptions. Such interruptions could result in damage to our reputation and customer relationships and adversely affect our business. These events could materially and adversely affect our ability to retain and attract customers and have a material negative impact on our operations, business, financial results and financial condition.

The Company may not be able to adequately ensure the loyalty and confidentiality of employees and third parties.

The Company may rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect the Company's trade secrets and other proprietary rights and will not be breached, that the Company will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

LEGAL AND REGULATORY RISK FACTORS

We rely on various intellectual property rights in order to operate our business and these rights may be challenged.

The Company's intellectual property rights may not be sufficiently broad and may not provide a significant competitive advantage. The steps that the Company has taken to maintain and protect its intellectual property may not prevent it from being challenged, invalidated or circumvented. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. The Company's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect its intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact the Company's competitive position and results of operations.

Litigation over patents and other intellectual property is common in our and other manufacturing industries. We cannot be sure that we will not be subject to such litigation in the future. Similarly, there exists the possibility we will assert claims in litigation to protect our intellectual property. Lawsuits defending or prosecuting intellectual property claims and related legal and administrative proceedings could result in substantial expense to us and significant diversion of effort of our personnel. An adverse determination in a patent suit or in any other proceeding in which we are a party could subject us to significant liabilities, result in the loss of intellectual property rights we claim or impact our competitive position. Additionally, an adverse determination could require us to seek licenses from third parties. If such licenses are not available on commercially reasonable terms or at all, our business, financial condition and results of operations could be adversely affected.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding future intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all. This could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

A sizable proportion of the products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

Government contractors must comply with specific procurement regulations and other requirements and are subject to routine audits and investigations by United States Federal, state or local government agencies. In addition, violations of unrelated laws and statutes can lead to debarment and other penalties. If due to our relationships with the government or third parties we are required to comply with procurement rules and regulations and other laws and statutes, and we fail to do so, the results could include: reductions in the value of contracts; contract modifications or termination; the assessment of penalties and fines; and/or suspension or debarment from United States government contracting or subcontracting for a period of time or permanently.

There is risk associated with the Company's indemnification of affiliated parties.

Our Directors and executive officers will be relieved of liability to the Company or our Shareholders for monetary damages for conduct as Directors and executive officers. We may also enter into indemnity agreements with our Directors and executive officers. The exculpation provisions contained therein may have the effect of preventing shareholders from recovering damages against our Directors and executive officers caused by poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our Directors and executive officers against claims, including claims arising out of negligence, poor judgment, or other circumstances. The indemnification obligations of the Company will be payable from the assets of the Company.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

MISCELLANEOUS RISK FACTORS

Special Participation Rights

The Company previously granted certain holders of common stock a special participation right to share in the Company's gross revenues. The Company may only redeem this participation right after the holders receive an amount equal to five times their original investment. The Company has not paid any amounts in respect of this participation right to date. In addition, any holder at this time may demand the redemption of its participation right in an amount equal to two times its original investment. No holder has ever requested such redemption.

The Company intends to re-negotiate these participation rights with the holders of such rights in the future. Such re-negotiation could result in the Company having to "buy out" those participation rights and it is difficult to predict what that buyout may consist of. However, since the original investment consisted of a redemption of 5 times the original investment, the Company anticipates that the "buy out" may require the issuance of additional equity or other compensation. No assurance can be given that the Company will successfully be able to modify the participation rights and therefore the gross revenues of the Company may be distributable to such holders rather than used for growth or other working capital purposes.

Conflicts of Interest

Peter Kaufman and Howard Carpenter will be subject to a variety of conflicts of interest in managing the Company's assets and affairs as directors and officers of the Company.

Messrs. Kaufman and Carpenter, together with shares owned by their relatives own 79.1% of the outstanding Common Stock of the Company (prior to the Financing and approximately 65% post-Financing). Consequently, they acting together will be able to control decision making of the Company.

There can be no assurance that, in the future, conflicts of interest with respect to the foregoing transactions will not arise, or, if they do arise, that they will be resolved in a manner favorable to the Company.

Messrs. Kaufman and Carpenter and the Company have entered into Grid Promissory Notes, which has an outstanding balance consisting of principal and interest of $100,000 in the aggregate for start-up financing to the Company, as of the date hereof. They do not intend to convert those notes in connection with this Financing and therefore such notes will be outstanding following this Financing.

Outstanding Claims

In 2015, we retained an independent contractor for services to the Company. While that relationship was never formalized, the independent contractor did provide services for a short period of about 3 months. Following the termination of the relationship, the independent contractor made a claim for approximately $31,000 for alleged unpaid amounts that in the Company's view did not reflect the services provided. The Company was able to resolve the claim. In addition, the contractor purchased a convertible promissory note of $40,000 of which the Company has paid back the entire note plus interest in the aggregate approximate amount of $47,000. The proceeds from this offering will not be used regarding this claim as it has been settled.

ELIGIBILITY INFORMATION

General Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering.

The issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

The issuer has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required).

The issuer is *not* ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

The issuer is *not* subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

The issuer is *not* an investment company registered or required to be registered under the Investment Company Act of 1940

The issuer is *not* a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Filing Eligibility

The Company has certified that neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

No Disqualifications

The Company has reviewed the statements below relating to Rule 503(a) of Regulation Crowdfunding. **The Company understands that if any of these statements are NOT true, then the Company is NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**
When reviewing the statements below, the Company has evaluated whether these statements are applicable to the Company and has also evaluated whether the statements apply to: any predecessor of the issuer; any affiliated issuer; any director, officer, general partner or managing member of the issuer; any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter connected with the issuer in any capacity at the time of such sale; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; or any general partner, director, officer or managing member of any such solicitor (collectively, each of the aforementioned are referred to as an " Covered Person ").
(1) The Company has confirmed that no Covered Person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
in connection with the purchase or sale of any security;
involving the making of any false filing with the Commission; or
arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.
(2) The Company has confirmed that no Covered Person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such Covered Person from engaging or continuing to engage in any conduct or practice:
in connection with the purchase or sale of any security;
involving the making of any false filing with the Commission; or
arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.
(3) The Company has confirmed that no Covered Person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from association with an entity regulated by such commission, authority, agency or officer;

at the time of the filing of this offering statement bars the person from engaging in the business of securities, insurance or banking; or

at the time of the filing of this offering statement bars the person from engaging in savings association or credit union activities; or

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

For purposes of the statement above, the term "final order" means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

(4) The Company has confirmed that no Covered Person is subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

places limitations on the activities, functions or operations of such person; or

bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) The Company has confirmed that no Covered Person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

Section 5 of the Securities Act.

(6) The Company has confirmed that no Covered Person is or has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) The Company has confirmed that no Covered Person filed, or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five years before the filing of this offering statement, was the

subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) The Company has confirmed that no Covered Person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations

OTHER MATTERS

Additional Material Disclosure

The issuer has opted to include the following information that may be deemed material to investors in connection with this offering. The issuer is also providing the following information to reduce the possibility that any of the required statements are misleading, in light of the circumstances under which they are made.

There is no other information that we deem material that should be disclosed as part of this offering.

To the extent the issuer has made certain information available to investors in a format, media or other means not able to be reflected in text or portable document format, a description of such material is provided as follows:

See enclosed file 'vid transcript.pdf'

REPORTING OBLIGATIONS

End of Reporting Requirement

The issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). The issuer must continue to comply with the ongoing reporting requirements until one of the following conditions is met:

the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed 10,000,000;

the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves its business in accordance with state law.

Location of Annual Report

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: http://www.ir3inc.com This will remain the location for future annual reports by the issuer unless an investor is notified otherwise.

EXHIBIT A: BUSINESS PLAN

See Enclosed attachment

EXHIBIT B: FINANCIAL STATEMENTS for most recent fiscal year

See Enclosed attachment

EXHIBIT B: FINANCIAL STATEMENTS for prior fiscal year

See Enclosed attachment

EXHIBIT C: BIOGRAPHIES

Employment information from previous employers over the last three years for each of the Company's officers is as follows:

Both Peter Kaufman and Howard Carpenter have been in their current positions at Digital Direct IR for the previous three years.